CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary



CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

July 4, 2005

SUPPL



United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

We also enclose the Third Quarter Report containing the Company's interim financial statements for the period ended February 28, 2005.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc





CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management posts strong growth in sales and assets in fiscal 2005

TORONTO (June 2, 2005) – CI Fund Management Inc. ("CI") today reported net sales of $131 million for May 2005 and net sales of $1.7 billion for its fiscal year ending May 31, 2005.

Fee-earning assets at the end of the month were $68.3 billion. Managed assets, which include mutual and segregated funds and structured products, rose $0.8 billion or 1.7% for the month to $49.2 billion.

In May, CI Mutual Funds Inc. had gross sales of $597 million and net sales of $137 million, consisting of net sales of $139 million in long-term funds and net redemptions of $2 million in money market funds. This represents a significant increase from May 2004, when CI Mutual Funds had gross sales of $415 million and net redemptions of $22 million.

Assante Wealth Management had gross sales of $78 million and net redemptions of $6 million in its funds in May 2005.

For the fiscal year, CI Mutual Funds had net sales of $1.4 billion, Assante had net sales of $301 million, and Skylon Advisors Inc. had net sales of $77 million.

"An exceptional RSP season and continued sales momentum capped a strong fiscal year for CI," said Stephen A. MacPhail, CI President and Chief Operating Officer. "All three of our operating divisions continue to perform well. CI Mutual Funds, which was one of the top-selling fund companies in March, is posting strong, well-diversified sales, both on a gross and net basis, and ranked in the top four fund companies for net sales in the first four months of this calendar year.

"Assante has maintained good sales levels, recording $78 million in gross sales in May and ending the month with managed assets of $8.7 billion," Mr. MacPhail said. "We are in the final stages of launching an attractive new product lineup for Assante, which will form the foundation for future growth. Meanwhile, Skylon remains well positioned in the structured products market."

CI's total fee-earning assets at May 31, 2005, of $68.3 billion represented an increase of $7.0 billion or 11.3% from one year ago and a slight increase of 0.3% from a month ago. Average managed assets for the fiscal year were $46.1 billion, up $8.8 billion or 23.8% from average managed assets in fiscal 2004.

Fee-earning assets at May 31, 2005, consisted of managed assets of $49.2 billion and administered/other assets of $19.1 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $47.9 billion, labour-sponsored funds of $188 million and structured products/closed-end funds of $1.2 billion. Administered/other assets of $3.8 billion included institutional assets at BPI Global Asset Management LLP, which generate fees for CI, and $15.3 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante), which generate fees for those companies.

"Our net sales during the fiscal year are a testament to the overall strength of our fund lineup and the performance of our portfolio managers," Mr. MacPhail said. "CI's sales have been diversified across asset classes and product groups, including mutual funds, segregated funds, CI Portfolio Series funds, structured products and Assante's Optima Strategy, Artisan and Private Client offerings."

This strength can be seen in CI's leadership in the Morningstar ratings, with Morningstar Canada reporting in May that CI continued to have the most five-star funds in the industry. CI Mutual Funds had 50 funds with the top rating



News Release

at April 30, 2005, while the second-place firm had 17. At Assante, the Assante Artisan Most Conservative Portfolio holds a five-star rating, while the Assante Optima Strategy Pools are not rated by Morningstar.

CI is scheduled to report its financial results for the quarter and the fiscal year on July 20, 2005.

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI FUND MANAGEMENT INC.
MAY 31, 2005
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$539	$400	$139
CI money market	58	60	-2
TOTAL CI Funds	$597	$460	$137
TOTAL Assante Funds	$78	$84	-$6
TOTAL Skylon/Other	0	0	0
TOTAL CI	$675	$544	$131

FEE-EARNING ASSETS	Apr. 30/05 (millions)	May 31/05 (millions)	% Change
CI mutual/segregated funds	$38,469	$39,176	1.8
Assante funds	8,580	8,693	1.3
	$47,049	$47,869	1.7
Managed labour-sponsored funds	188	188	0.0
Structured products/closed-end funds	1,180	1,185	0.4
TOTAL Managed Assets	$48,417	$49,242	1.7
CI administered/other assets	4,591	3,757	-18.2
Assante/IQON assets under administration (net of Assante funds)	15,072	15,301	1.5
TOTAL FEE-EARNING ASSETS	$68,080	$68,300	0.3

AVERAGE MANAGED ASSETS	Apr. 30/05 (millions)	May 31/05 (millions)	% Change
Monthly	$48,623	$48,859	0.5
Quarter-to-date	$48,850	$48,853	0.0
Fiscal year-to-date	$45,828	$46,085	0.6

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	286,743,091	Bank debt	$388
In-the-money options	6,749,990	In-the-money option liability (net of tax)	20
Percentage of all options	100%	Cash & marketable securities	(99)
All options % of shares	2.4%	Net Debt Outstanding	$309
Dividend yield at $16.85	3.5%	Terminal redemption value of funds (est)	$789

CI Funds®

News Release

CI FUND MANAGEMENT INC. MAY 31, 2005 FISCAL YEAR-END STATISTICS			
YEAR-TO-DATE SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
TOTAL CI Funds	$7,182	$5,826	$1,356
TOTAL Assante Funds	$1,213	$912	$301
TOTAL Skylon Advisors	$191	$114	$77
TOTAL CI	$8,586	$6,852	$1,734

FEE-EARNING ASSETS	May 31/04 (millions)	May 31/05 (millions)	% Change
CI funds	$35,075	$39,176	11.7
Assante funds	8,069	8,693	7.7
	$43,144	$47,869	11.0
Managed labour-sponsored funds	180	188	4.4
Structured products/closed-end funds	1,080	1,185	9.7
TOTAL Managed Assets	$44,404	$49,242	10.9
CI administered assets/other assets	5,659	3,757	-33.6
Assante/IQON assets under administration (net of Assante funds)	11,280	15,301	35.6
TOTAL FEE-EARNING ASSETS	$61,343	$68,300	11.3
AVERAGE MANAGED ASSETS	$37,236	$46,085	23.8

COMMON SHARES	May 31/04	May 31/05	% Change
Outstanding shares	295,199,027	286,743,091	-2.9
In-the-money options	9,685,799	6,749,990	-30.3
Percentage of shares	3.3%	2.4%	-27.3
Dividend yield	3.0%	3.5%	16.7
Net debt (millions)	$226	$309	36.7
CIX share price	$16.44	$17.30	5.2
CIX Total Return	42%	10%	N/A
Dividends paid	$0.405	$0.675	66.7
CIX average price	$14.37	$16.61	15.6

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail, President and Chief Operating Officer, CI Fund Management Inc.
(416) 364-1145


SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, June 1, 2005 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending June 30, 2005 of $0.13125 per preferred share payable on June 30, 2005 to shareholders of record as at June 15, 2005.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, June 15, 2005 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending June 30, 2005 of $0.375 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending June 30, 2005

Toronto, June 15, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending June 30, 2005 of $0.0666 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending June 30, 2005

Toronto, June 15, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending June 30, 2005 of $0.1875 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending June 30, 2005

Toronto, June 15, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending June 30, 2005 of $0.1458 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

**Skylon Global Capital Yield Trust Announces
Distribution For Month Ending June 30, 2005**

Toronto, June 15, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending June 30, 2005 of $0.1510 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending June 30, 2005

Toronto, June 15, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending June 30, 2005 of $0.1510 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

**Skylon Growth & Income Trust Announces
Distribution For Month Ending June 30, 2005**

Toronto, June 15, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending June 30, 2005 of $0.05833 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending June 30, 2005

Toronto, June 15, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending June 30, 2005 of $0.15625 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending June 30, 2005

Toronto, June 15, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending June 30, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	June 30, 2005	July 15, 2005
Series B units	US$0.0417 per unit	June 30, 2005	July 15, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces
Distribution For Month Ending June 30, 2005

Toronto, June 15, 2005 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending June 30, 2005 of $0.0583 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, June 20, 2005 – DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending June 30, 2005 of $0.60 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the ten year life of the Fund while preserving capital for distribution to unitholders upon termination of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the Untied States market by Canadian corporations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

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CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, June 20, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending June 30, 2005 of $0.0625 per unit payable on July 15, 2005 to unitholders of record as at June 30, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

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CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI announces proposal to reduce costs, increase transparency for mutual fund investors

TORONTO (June 23, 2005) – CI Mutual Funds Inc. ("CI") today announced a proposal in which it will establish a fixed administration fee for its mutual funds, resulting in lower costs and greater transparency for investors.

CI intends to seek the approval of securityholders of all of its public mutual funds for the proposal in which CI will bear all of the operating expenses of the funds (other than taxes and new governmental fees) in return for fixed administration fees. The administration fees will be lower than the funds' operating expenses in 2004. As a result of this change, the management expense ratio or MER for each class of units or shares of each fund will become relatively fixed and predictable for all future years and currently will be the sum of each class's management fee, administration fee and taxes.

"With this proposal, investors will be saving money, as we will be fixing the administration fees at levels that are significantly lower than the operating expense levels achieved by the funds in the past," said Peter W. Anderson, CI President and Chief Executive Officer.

"We will also be creating transparent pricing and a level of consistency between the management fee and the MER that does not now exist in the marketplace. While the management fees of many funds may be the same, investors do not always realize that operating expenses vary significantly among funds and fund companies, leading to wide variations in the costs borne by investors."

On average, CI's proposed administration fees are 36% lower than the funds' actual operating expenses for 2004. The plan effectively creates a cap on the funds' MERs, as CI will absorb any operating expenses that exceed the fixed administration fee, with the exception of any taxes or new fees introduced by regulators or governments.

"Our plan ensures that investors will know what they are paying to invest," Mr. Anderson said. "Currently, MERs are variable and unknown to investors until after the fact. Under our proposal, total fees can only go up if securityholders expressly give their approval. This is not the case in the industry today."

This transparency also will highlight the large amount of GST that Canadians are being charged on their retirement savings by the federal government, Mr. Anderson said. "Investors should be outraged that GST equals almost 80% of the total operating costs of the funds, representing about $70 million of GST a year paid by investors in CI's funds."



News Release

CI's proposal will make it much easier for investors to compare the cost of CI's funds with other investments and other companies' funds. "CI has been a leader in operating its funds efficiently and we believe we have achieved the lowest overall operating expenses in the industry," Mr. Anderson said.

Under the proposal, the administration fees will be set at 0.20% for Canadian equity funds, 0.21% for U.S. equity funds, 0.22% for global equity and specialty funds, 0.17% to 0.20% for income funds, and 0.17% to 0.22% for balanced and portfolio funds.

For example, Synergy Canadian Class (A shares), a Canadian equity fund, will have a management fee of 2.00% and an administration fee of 0.20%, for an MER before taxes of 2.20%. With GST and other taxes of 0.16%, the fund's total MER will be 2.36%. This compares with a total MER of 2.55% in 2004 and 2.87% in 2003. In another example, CI Global Value Fund (A units), a global equity fund, will have a management fee of 2.00% and an administration fee of 0.22%, for an MER before taxes of 2.22%. With GST of 0.16%, the fund's total MER will be 2.38%. This compares with a total MER of 2.50% in 2004 and 2.57% in 2003.

CI's proposal has been unanimously approved by the CI Mutual Funds Board of Governors, a governance body of the funds composed entirely of governors who are unrelated to CI management, as being in the best interests of the funds' securityholders. CI intends to mail a circular and proxy to securityholders in August 2005. If approved by securityholders, this change will take effect on or about September 1, 2005.

CI Mutual Funds Inc. is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $68.3 billion in fee-earning assets as of May 31, 2005. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment management products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

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For further information, please contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
(416) 364-1145



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Mutual Funds receives permission to invest in shares of CI Fund Management

TORONTO (June 24, 2005) – CI Mutual Funds Inc. ("CI") announced today that it has received permission from the Canadian securities regulators for funds it manages to invest in common shares of its parent company, CI Fund Management Inc. ("CIX").

"Fund investors benefit when their portfolio managers have the widest possible choice of investments within the mandate of the fund," said Peter W. Anderson, CI President and Chief Executive Officer.

"In this case, the funds now have the opportunity to invest in shares of CI Fund Management, a leading Canadian wealth management company and a member of the S&P/TSX Composite Index. CI Fund Management has been the eighth best performing stock on the index since the company went public in June 1994."

CI has established an independent review committee ("IRC") comprised of William Harding, Stuart P. Hensman, Stephen T. Moore and Sharon M. Ranson. Each member of the IRC is independent of CI in that none has a direct or indirect relationship with the funds, CI, or any entity related to CI that a reasonable person would consider might interfere with the exercise of the member's independent judgment regarding conflicts of interest facing the manager of the funds. The IRC will review, at least every calendar quarter, the decisions made on behalf of each fund to purchase, sell or continue to hold shares of CIX and to form an opinion whether such decisions were, and continue to be, in the best interests of the fund without regard to CI or any entity related to CI and: (a) represent the business judgment of the funds' portfolio advisor, uninfluenced by considerations other than the best interests of the fund, (b) have been made free from any influence by CIX and without taking into account any consideration relevant to CIX, and (c) do not otherwise exceed the limitations of applicable law.

The IRC will advise the Canadian securities regulators if the IRC determines that any investment does not meet the criteria described above, or if any other condition of the permission to make such investments has not been satisfied, together with any action that the IRC or the fund's portfolio advisor has taken or proposes to take following such a determination. In carrying out their responsibilities, the members of the IRC will exercise their powers and discharge their duties honestly, in good faith and in the best interests of investors in the fund and, in so doing, will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in the circumstances.

All members of the IRC currently are members of the Board of Governors of the mutual funds managed by CI and, as such, are paid a fixed annual fee, which is allocated to all mutual funds under CI's management (generally pro rata based upon their relative net asset values). There is no intention to pay the members of the IRC any compensation in addition to their usual compensation as members of the Board of Governors.



News Release

CI required permission from the Canadian securities regulators for its funds to invest in CIX shares because CIX is the parent company of CI.

CI Mutual Funds Inc. is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $68.3 billion in fee-earning assets as of May 31, 2005. Through its principal operating subsidiaries, CI Mutual Funds, Assante Wealth Management and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145



Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.fondsci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

CI Mutual Funds reçoit la permission d'investir dans les actions de CI Fund Management

TORONTO (le 24 juin 2005) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui qu'elle avait reçu la permission de l'organisme de réglementation des valeurs mobilières canadiennes d'investir dans des actions ordinaires appartenant à sa société mère, CI Fund Management Inc. (« CIX »).

« Les investisseurs de fonds en profitent lorsqu'un grand choix de placements au sein du mandat du fonds est disponible aux gestionnaires de portefeuille », a déclaré Peter W. Anderson, président et chef de la direction de CI.

« Dans le cas présent, les fonds ont maintenant l'occasion d'investir dans les actions de CI Fund Management, une société de gestion du patrimoine de premier ordre et un membre de l'indice composite S&P/TSX. CI Fund Management a été le huitième meilleur titre depuis son introduction en bourse au mois de juin 1994. »

CI a mis en place un comité indépendant de vérification (« CIV ») composé de William Harding, Stuart P. Hensman, Stephen T. Moore et Sharon M. Ranson. Chaque membre du CIV est indépendant de CI dans le sens où aucun n'a de relation directe ou indirecte avec les fonds de CI, ou toute autre entité reliée à CI, où une personne raisonnable aurait l'idée que celle-ci pourrait nuire au jugement indépendant du membre par rapport aux conflits d'intérêt auxquels fait face le gestionnaire des fonds. Le mandat du CIV est de vérifier au minimum tous les trois mois les décisions prises pour le compte de chaque fonds d'acheter, de vendre ou de conserver des titres de CIX, et d'émettre l'avis que de telles décisions étaient, et continuent d'être, dans le meilleur intérêt du fonds, et : a) représentent le jugement commercial du conseiller du portefeuille et n'est pas influencé par des considérations autres que les meilleurs intérêts du fonds, b) ont été prises en dehors de toute influence de la part de CIX et sans tenir compte d'aucune considération liée à CIX, et c) ne dépassent en aucune façon les restrictions fixées par la loi applicable.

Le CIV avisera l'organisme de réglementation des valeurs mobilières canadiennes si le CIV détermine qu'un quelconque investissement ne répond pas aux critères définis ci-dessus, ou si toute autre condition de la permission d'effectuer de tels investissements n'est pas respectée, ainsi que de toute action prise ou proposée de prendre par le CIV ou le conseiller du portefeuille suite à cette détermination. Dans l'exécution de leur mandat, les membres du CIV exerceront leurs pouvoirs et s'acquitteront de leur tâche honnêtement, de bonne foi et dans les meilleurs intérêts des investisseurs du fonds et appliqueront dans leur mission le degré de soin, la diligence et les compétences qu'une personne raisonnablement prudente pourrait appliquer en de pareilles circonstances.

Tous les membres du CIV sont actuellement membres du Conseil d'administration des fonds et, à ce titre, reçoivent des honoraires annuels fixes qui sont répartis sur tous les fonds communs de



Communiqué

placement dont CI a la gestion (généralement au prorata de leur valeur liquidative). Il n'est nullement prévu de verser aux membres du CIV une rémunération en plus de leur rémunération régulière à titre de membres du Conseil d'administration.

CI a dû recevoir l'autorisation des autorités canadiennes en valeurs mobilières pour investir dans les actions de CIX puisque ce dernier est la société mère de CI.

CI Mutual Funds Inc. est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 68,3 milliards de dollars au 31 mai 2005. À travers ses principales filiales d'opération, CI Mutual Funds, Gestion de patrimoine Assante et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. Le site Web de CI se trouve à l'adresse www.fondsci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :

Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds becomes CI Investments
Change reflects CI's growth and broad selection of investments

TORONTO (June 27, 2005) – CI Funds ("CI") announced today that it has changed its name to **CI Investments**.

"Over the past four decades, CI has grown into a leading investment management firm and today we manage about $50 billion on behalf of two million Canadian investors," said Peter W. Anderson, CI President and Chief Executive Officer.

"The new name is a better reflection of our broad and diverse lineup of investment options, including mutual funds, segregated funds, structured products, alternative investments and asset allocation programs. It also embodies our continuing commitment to providing Canadians with an innovative and high-quality lineup of products and services that will help them meet their financial goals."

The quality of CI's lineup has been recognized by independent firms such as Morningstar Canada, a leading provider of fund research and analysis, which reported in June that CI continued to lead the industry with the most funds with its top five-star rating. CI had 54 five-star funds at May 31, 2005, compared with 18 for the second-place firm.

In conjunction with its name change, CI has adopted a new logo and a new website address, www.ci.com. CI has also changed its legal name to CI Investments Inc. from CI Mutual Funds Inc.

Meanwhile, CI's parent company, CI Fund Management Inc., announced that it has adopted the name **CI Financial,** to reflect its status as a diversified wealth management firm and a holding company for a varied range of financial services businesses – CI Investments, Assante Wealth Management and Skylon Advisors Inc. CI Fund Management intends to change its legal name to CI Financial Inc., pending the approval of shareholders.

CI is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $68.3 billion in fee-earning assets as of May 31, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Wealth Management and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Investments Inc.
Tel.: (416) 364-1145



Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Fonds CI devient Placements CI

Ce changement reflète la croissance des activités de CI et sa sélection importante de placements

TORONTO (le 27 juin 2005) – Fonds CI (« CI ») a annoncé aujourd'hui le changement de son nom à **Placements CI**.

« Au cours des quatre dernières décennies, CI a évolué en une importante société de gestion de placements et aujourd'hui gère environ 50 milliards de dollars au nom de deux millions investisseurs canadiens, » a déclaré Peter W. Anderson, président et chef de la direction de CI.

« Le nouveau nom reflète mieux notre vaste gamme d'options de placement diversifiée, y compris des fonds communs de placement, des fonds distincts, des produits structurés, des solutions uniques de placement et des programmes de répartition de l'actif. Ce nom représente aussi notre engagement continuel à fournir aux Canadiens une sélection innovatrice de produits et services de premier ordre qui les aidera à atteindre leur objectifs financiers ».

La qualité de la gamme de produits qu'offre CI est reconnue par des firmes indépendantes telles que Morningstar Canada, l'une des plus importantes sociétés d'analyse et de recherche en matière de placement, qui a annoncé en juin que la plupart des fonds de CI avaient conservé leur cote cinq étoiles. Le 31 mai 2005, CI avait une cote cinq étoiles pour 54 de ses fonds, par comparaison avec la société en deuxième position qui n'avait que 18 fonds dotés de cette mention.

CI profite de l'occasion du changement de son nom pour aussi adopter un nouveau logo et un nouveau site Web, dont l'adresse est le www.ci.com. CI a également changé son nom légal de CI Mutual Funds Inc. à CI Investments Inc.

En même temps, la société mère de CI, CI Fund Management Inc., a annoncé qu'elle a adopté le nom **CI Financial,** dans le but de refléter son statut en tant qu'entreprise de gestion de patrimoine diversifiée et société de portefeuille représentant une sélection variée d'entreprises de services financiers – Placements CI, Gestion d'actifs Assante et Skylon Advisors Inc. CI Fund Management comptechanger son nom légal à CI Financial Inc., sujet à l'approbation des actionnaires.

CI est une filiale en propriété exclusive de CI Financial (TSX : CIX), société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 68,3 milliards de dollars au 31 mai 2005. À travers ses principales filiales d'opération, CI Investments Inc., Assante Wealth Management et Skylon Advisors Inc., CI Financial offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson, Président et chef de la direction, CI Investments Inc., Tél. : (416) 364-1145



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbols: GSX, GSX.PR.A**

Skylon announces redemption requests for Global Resource Split Corp.

TORONTO (June 29, 2005) – Skylon Advisors Inc., manager of Global Resource Split Corp., announced today that it has received requests to redeem a total of 927,525 Class A shares and 927,525 preferred shares. This represents approximately 40% of the outstanding shares of each share class.

The redemption requests were made under Global Resource Split Corp.'s annual retraction privilege. Shareholders concurrently retracting one preferred share and one Class A share (collectively, a "Unit") will be entitled to receive an amount equal to the net asset value per Unit as of June 30, 2005, and will receive payment on or before July 13, 2005.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored funds. Skylon is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $68.3 billion in fee-earning assets as of May 31, 2005, and the industry's broadest selection of investment funds. Skylon is on the Web at www.skylonadvisors.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
Tel: (416) 681-8894

82-4994



CI FUND MANAGEMENT INC.
Q3
FEBRUARY 28, 2005


CI Funds


Assante
WEALTH MANAGEMENT


SKYLON
ADVISORS INC.


IQON

FINANCIAL INC.

Synera
Financial Services Inc.

FINANCIAL HIGHLIGHTS

FEBRUARY 28

(thousands, except per share amounts)	2005	2004	% change
■ AS AT FEBRUARY 28			
Fee-earning assets	69,596,322	62,000,701	12
Managed retail assets	49,185,275	44,575,704	10
Redemption value of managed retail funds	798,487	825,782	(3)
Common shares outstanding	292,476	295,192	(1)
■ FOR THE NINE MONTH PERIOD			
Average managed retail assets	45,152,132	34,914,017	29
Gross sales of CI/Assante funds	5,659,618	4,228,158	34
Redemptions of CI/Assante funds	4,903,484	4,136,679	19
Net sales of CI/Assante funds	756,134	91,479	727
Net sales of Skylon funds	89,519	325,970	(73)
Net income	203,914	145,645	40
Earnings per share	0.69	0.56	23
EBITDA*	377,684	309,000	22
EBITDA* per share	1.28	1.19	8
Dividends per share	0.525	0.275	91
Average common shares outstanding	294,997	259,008	14
■ FOR THE THREE MONTH PERIOD			
Average managed retail assets	47,061,577	42,539,008	11
Gross sales of CI/Assante funds	2,420,516	2,123,659	14
Redemptions of CI/Assante funds	1,942,087	1,687,029	15
Net sales of CI/Assante funds	478,429	436,630	10
Net sales of Skylon funds	(36,248)	325,970	(111)
Net income	81,184	86,979	(7)
Earnings per share	0.28	0.29	(3)
EBITDA*	145,323	146,215	(1)
EBITDA* per share	0.49	0.49	–
Dividends per share	0.25	0.10	150
Average common shares outstanding	294,581	295,553	–

**EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. A reconciliation of EBITDA to net income is provided on pages 11 and 17.*





DEAR SHAREHOLDERS,

MARKET REVIEW

Global stock markets posted strong gains in the third quarter of fiscal 2005, following the good performance of the preceding quarter. In addition, after rising over 10% in the prior quarter, the Canadian dollar weakened by almost 4% to US $0.81, enhancing global index returns in Canadian dollar terms. The S&P 500 Index rose 7.0% for the quarter in Canadian dollars and 3.0% in U.S. dollar terms. The Dow Jones Industrial Average rose 7.8% in Canadian dollars and 3.8% in U.S. dollars; the Nasdaq Composite Index rose 1.8% in Canadian dollars, but fell 2.0% in U.S. dollars; and the MSCI World Index rose 8.8% in Canadian dollars and 4.8% in U.S dollars. The S&P/TSX Composite Index, however, gained 7.5% for the quarter after being up 8.3% over the second quarter of fiscal 2005. The positive performance of equity markets over the last two quarters has had a significant impact on the market value of CI's funds, which increased for the second consecutive quarter, as discussed below.

Industry net sales, as reported by the Investment Funds Institute of Canada ("IFIC"), were $7.1 billion for the quarter ended February 28, 2005, down from net sales of $8.0 billion for the quarter ended February 29, 2004. The higher industry net sales of the prior year


WILLIAM T. HOLLAND

were followed by a significant slowdown, which culminated in the industry experiencing net redemptions during the mid-year. The recent trend, however, has improved, with the industry experiencing positive sales starting in November 2004 and continuing through to March 2005.

OPERATING REVIEW

Operating and financial results for the quarter and nine months ended February 28, 2005 include the results of Synergy Asset Management Inc. ("Synergy"), Skylon Advisors Inc. ("Skylon"), IQON Financial Management Inc. ("IQON") and Assante Corporation ("Assante") for the entire period, but do not include their results in the comparative information for the entire nine-month period ending February 29, 2004, as Synergy, Skylon and Assante were acquired during the quarter ending November 30, 2003, and IQON was acquired at the beginning of this fiscal year.

CI's total fee-earning assets at February 28, 2005 were $69.6 billion, up 12% from $62.0 billion at February 29, 2004 and up 5% from November 30, 2004. As shown in the chart "CI Fee-Earning Asset Profile," these assets were comprised of managed assets of $49.2 billion, assets under administration of $15.4 billion at Assante and IQON (net of $8.6 billion of assets included in managed assets), and administered and other assets of $5.0 billion, of which $4.2 billion were institutional assets at BPI Global Asset Management LLP ("BGAM") and the remainder were primarily labour-sponsored funds.

CI's total managed assets at February 28, 2005 were $49.2 billion, down slightly from $49.6 billion at February 29, 2004. However, the total managed assets at February 29, 2004 include $5.0 billion of institutional assets managed by BGAM, which are now reported as administered/other funds as a result of CI's sale of its 66% interest in BGAM effective February 1, 2005, in return for a revenue participation in those assets. Excluding the institutional assets, total managed assets at February 28, 2005 of $49.2 billion were up 10% from $44.6 billion at February 29, 2004 and up 8% from $45.6 billion at November 30, 2004. The increase of $4.6 billion from February 29, 2004 was attributed to market appreciation of approximately $3.3 billion and $1.3 billion of net sales of CI's funds.

CI's total managed assets of $49.2 billion were comprised of $39.2 billion in mutual and segregated funds at CI ($35.3 billion at February 29, 2004), $8.6 billion



CI FEE-EARNING ASSET PROFILE

AS AT FEBRUARY 28

(billions of dollars)	**2005**	2004	% change
Mutual/segregated funds	**39.2**	35.3	11
Assante funds	**8.6**	8.0	8
Managed labour-sponsored funds	**0.2**	0.2	–
Structured products	**1.2**	1.1	9
Total managed retail assets	**49.2**	44.6	10
Managed institutional assets	**–**	5.0	(100)
Total managed assets	**49.2**	49.6	(1)
Administered/other funds	**5.0**	0.7	614
Assante/IQON assets under administration (net of Assante funds)	**15.4**	11.7	32
Total fee-earning assets	**69.6**	62.0	12

of assets under management in proprietary funds at Assante ($8.0 billion at February 29, 2004), $0.2 billion of managed labour-sponsored fund assets ($0.2 billion at February 29, 2004) and $1.2 billion in structured products ($1.1 billion at February 29, 2004). The $39.2 billion in mutual and segregated funds included $2.6 billion in Class I funds ($1.8 billion at February 29, 2004) for which CI negotiates the management fees with large clients who pool retail assets together and invest in CI's funds on a consolidated basis.

The average level of assets is the key determinant of revenues for the quarter and is more appropriate than ending assets for comparisons with actual financial results. Average managed assets for the quarter were approximately $50.0 billion, up from $47.3 billion for the quarter ended February 29, 2004. Average managed assets were comprised of average mutual and segregated fund assets of $37.4 billion ($34.0 billion for the quarter ended February 29, 2004); average Assante proprietary funds of $8.3 billion ($7.5 billion in the prior year), average managed labour-sponsored fund assets of $0.2 billion ($0.2 billion in the prior year), and average structured product assets of $1.1 billion ($0.9 billion in the prior year). Average institutional assets of $3.0 billion were down 36% from $4.7 billion in the quarter ended February 29, 2004, reflecting the change in categorization of

institutional assets from managed assets to administered/other assets effective February 1, 2005.

CI's assets as reported by IFIC were $45.3 billion at February 28, 2005. This figure is $3.9 billion below CI's actual $49.2 billion in managed assets because IFIC uses a narrow definition of assets under management that does not include $0.7 billion of Assante Artisan funds and separately managed client accounts, $1.8 billion of segregated funds and hedge funds, $0.2 billion of managed labour-sponsored funds and $1.2 billion of structured products. As such, CI's assets as reported by IFIC should not be used when determining overall assets under management and product sales or conducting financial analysis of CI.

During the quarter, CI had net sales in the CI and Assante funds of $478 million, an increase of 10% from $437 million in the prior year. Sales of CI's funds, which comprised the majority of the net sales, benefited from CI's industry-leading lineup of Morningstar Canada five-star rated funds.

CI continued to be the industry's leader for performance as measured by Morningstar fund ratings. At February 28, 2005, CI was ranked first with 63 funds with the top five-star rating, while its nearest competitor had 20 five-star funds. This maintained CI's position of being ranked as one of the top two companies in the industry for 37 consecutive months based on total five-star funds.

During the quarter, Skylon's structured products and labour-sponsored funds experienced net redemptions of $36 million compared to net sales of $326 million in the prior year. In addition, certain structured products are offered on an adhoc basis determined by potential investor demand for those specialized products. Sales are recorded on the date the transaction closes. In fiscal 2005, CI offered fewer structured products than in the prior year. Structured products are subject to annual redemption options that resulted in a number of Skylon's funds experiencing redemptions during the period.

FINANCIAL REVIEW

CI's business has two key segments: Asset Management and Asset Administration. The Asset Management segment earns the majority of CI's income and involves offering funds through brokers, independent financial planners, insurance advisors, Assante financial advisors, IQON financial advisors and Clarica financial advisors and through other financial institutions as underlying funds to their own proprietary fund products. The Asset Administration segment involves the dealership operations of Assante and IQON. The revenues and expenses of these segments are summarized in Note 3 to the third quarter financial statements and are described in the detailed discussion of "Revenues" and "Expenses" below.

Three months ended February 28, 2005

Revenues

CI's total revenues for the quarter ended February 28, 2005 were $278.7 million, compared with $255.0 million in the prior year – an increase of 9%. The increase resulted from the higher level of fee-earning assets produced by market appreciation and net sales, and the acquisition of IQON in the first quarter of fiscal 2005.

The most significant component of revenues for the quarter was management fees, which increased by 8% from $205.8 million in the quarter ended February 29, 2004, to $221.9 million in the third quarter of fiscal 2005. As a percentage of retail managed assets, management fees were 1.91% for the quarter, compared with 1.95% in the prior year. The decrease was a result of reductions in management fees of certain Clarica and Assante funds as well as an increased proportion of Class I funds and income funds that carry lower management fees than equity mutual funds.

Administration fees are fees earned predominantly on assets under administration in the Assante and IQON businesses, net of fees earned on Assante proprietary funds and CI funds (which are eliminated on consolidation), as well as fees earned from certain labour-sponsored funds and the administration of third-party assets. Administration fees rose from $26.5 million in the prior year to $28.9 million and were primarily attributable to revenues earned by the Assante and IQON dealerships. Administration fee revenue from the dealer business should be considered in conjunction with investment dealer fee expenses of $20.9 million, which represent commission payments to Assante and IQON investment advisors on assets under administration under a specified formula or payout and which are described below under "Expenses". Details of revenues and expenses related to the Asset Administration segment before intersegment eliminations are on page 12 under "Segmented Reporting."

Redemption fees for the quarter increased from $11.5 million in fiscal 2004 to $12.2 million in fiscal 2005, due to a slightly higher level of redemptions on funds for which investors were subject to redemption fees.

There was a realized gain on sale of marketable securities of $7.4 million during the period, compared with a realized gain of $0.1 million in the prior year.

Other income was $8.3 million for the quarter ended February 28, 2005, down 25% from the $11.1 million in the prior year. The decrease was primarily attributable to performance fee income earned by CI, which declined to $0.1 million from $2.6 million in the prior year, as the relevant funds did not exceed threshold returns required to generate performance fees. (Performance fees were disclosed separately from other income prior to the quarter ended November 30, 2004.) As well, revenue from BGAM was $3.5 million, down from $4.9 million in the prior year, due to CI's change in ownership interest.

Expenses

Total selling, general and administrative ("SG&A") expenses rose 28% from $45.3 million to $58.2 million as a result of option-related expense (as discussed in more detail below) which were $9.7 million in fiscal 2005, compared to a $5.7 million option expense reversal in fiscal 2004. Net of this expense, total SG&A declined from $51.0 million to $48.5 million.

Expenses incurred in the operation of the retail managed funds – which include the CI and Assante funds and which are recovered from the funds generally as incurred – decreased 11% from $30.6 million to $27.2 million. The drop in the cost of fund operations

reflected the benefits of economies of scale created by consolidating the fund operations of the Assante, Synergy and Skylon assets onto the CI administrative platform. This resulted in fund operating expenses as a percentage of retail managed assets declining 19% to 23.5 basis points for the quarter ended February 28, 2005, from 28.9 basis points in the quarter ended February 29, 2004. Fund operating expenses for the CI group of funds were 19.4 basis points, down 30% from 27.6 basis points for the same quarter last year. This permitted CI to reduce the management expense ratios (MERs) for the CI funds effective September 30, 2004 and again effective January 1, 2005 and for the Assante funds effective January 1, 2005.

Net SG&A expenses (net of expenses recovered from the funds) rose from $14.7 million in fiscal 2004 to $30.9 million in fiscal 2005. Net SG&A expenses included the effect of a $9.0 million option expense, reflecting the impact of a $0.90 increase in the price of CI common shares from $16.30 at November 30, 2004 to $17.20 at February 28, 2005, net of actual cash settlements. In fiscal 2004, net SG&A included the effect of an option expense reversal of $7.1 million. Therefore, on a year-over-year basis, the option expense accounted for $16.1 million of the increase in net SG&A expenses. Net SG&A expenses for the quarter excluding this expense were $21.9 million, versus $21.8 million in the prior year, essentially unchanged despite the 11% increase in average retail managed assets.

Net SG&A expenses attributable to the Asset Management segment for the quarter were $19.6 million versus $5.6 million in the prior year and $11.3 million was attributable to the Asset Administration segment for the quarter compared to $9.1 million in the prior year. Net SG&A expenses of the Asset Management segment, adjusted for the option expense were $10.6 million compared to $12.7 million in the prior year and as a percentage of retail managed assets were 0.09% for the quarter, compared with 0.12% in the prior fiscal year. The decrease on a percentage basis reflected reduced spending during the quarter as well as asset growth over the year. Expenses of the Asset Administration segment rose from the quarter ended February 28, 2005, due to additional expenditures on the dealer back office systems as part of an overall program to improve the Asset Administration business and consolidate operations. Net SG&A expenses of the Asset Administration segment as a percentage of total assets under administration remained unchanged from the prior period at 0.19%.

Portfolio management expenses paid to CI's investment managers were $17.0 million for the quarter, up 4% from $16.4 million in the prior year, but below the 11% increase in average assets. As a percentage of retail assets under management, portfolio management expenses declined from 0.16% in the prior fiscal year to 0.15% for the quarter ended February 28, 2005. This reduction was achieved through cost-efficiencies realized by rationalizing investment management activities, efficiencies gained from market appreciation of the managed assets and changes to existing contracts.

Investment dealer fees are the direct costs attributable to the operation of the Assante and IQON dealerships and are primarily commission payments to financial

advisors based on the revenues generated from assets under administration, net of fees paid on Assante proprietary funds and CI funds (which are eliminated on consolidation). These fees were $20.9 million for the quarter ($18.8 million for the quarter ended February 29, 2004).

Trailer fees rose from $55.8 million in fiscal 2004 to $63.9 million in fiscal 2005, an increase of 15%. This increase, which was above the 11% increase in average assets, reflected the change in mix of CI's business towards front-end funds.

Amortization of deferred sales commissions increased from $7.5 million to $14.2 million. The increase reflects the higher sales commissions paid in recent quarters relative to the quarter ending February 29, 2004.

Interest expense decreased from $2.9 million in fiscal 2004 to $2.0 million in fiscal 2005 because of lower interest rates.

Other expenses remained flat at $4.4 million in fiscal 2005 compared to the prior year. These include expenses related to the management of institutional assets at BGAM for the period up to January 31, 2005, which decreased to $1.6 million from $2.5 million in the prior year. Effective February 1, 2005, CI sold its interest to the investment managers at BGAM in return for revenue participation on BGAM's institutional assets. For the period commencing February 1, 2005, CI no longer includes BGAM expenses in its consolidated financial reporting. Other expenses also includes distribution fees paid to limited partnerships, which decreased to $1.1 million from $1.4 million in the prior year. Prior to the quarter ended November 30, 2004, distribution fees to limited partnerships were separately disclosed. They have been included in other expenses because they are no longer considered material.

Minority interest for the quarter ended February 28, 2005 was $0.7 million, down from $1.5 million in the prior year. Minority interest reflects the 34% of BGAM owned by the investment managers of that firm prior to CI's sale effective February 1, 2005. Subsequent to this date, CI no longer has a minority interest expense related to BGAM.

Income before taxes was $124.0 million for the quarter ended February 28, 2005, a decrease of 6% from $132.3 million in the prior year.

The income tax provision decreased from $45.3 million for the quarter ended February 29, 2004 to $42.8 million in the current year. The effective tax rate was 34.5% in the third quarter of fiscal 2005, compared with 34.2% in the third quarter of the prior fiscal year.

Net income for the period was $81.2 million ($0.28 per share), compared with net income of $87.0 million ($0.29 per share) in the prior year. The decline was attributable to the effect of the option expense (as discussed above) which reduced net income for the period ended February 28, 2005 relative to the prior fiscal year by $10.0 million and the increase in amortization of deferred sales commissions which reduced

net income by $4.3 million. Though net income is the only measure of profitability that should be used, CI's option expense accrual, which changes based on the level of CI's share price, may cause shorter-term volatility in CI's net income. As a result, the effect of this expense is discussed for comparability purposes only. Adjusted for option expense, net income was $87.0 million or $0.30 per share, compared with $82.8 million or $0.28 in the prior year. The higher earnings reflected an increase in the overall profitability of CI as a result of market appreciation of the funds, the realization of cost synergies subsequent to the acquisitions in the prior fiscal year, and gains on the sale of marketable securities offset in part by the increase in amortized deferred sales commissions, as previously discussed.

Earnings before interest, taxes, depreciation and amortization (EBITDA), free cash flow and operating margin, which are discussed below, are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

As shown in the following chart, EBITDA was $145.3 million ($0.49 per share) for the quarter, a slight decrease from $146.2 million ($0.49 per share) in fiscal 2004. Net of the effect of the option expense, EBITDA was up 11% to $154.4 million ($0.52 per share) for the quarter ended February 28, 2005, compared with $139.1 million ($0.47 per share) for the quarter ended February 29, 2004.

EBITDA CALCULATION

FOR THE THREE MONTHS ENDED FEBRUARY 28

(millions of dollars)	**2005**	2004
Net Income	**81.2**	87.0
Add:		
Interest	**2.0**	2.9
Income taxes	**42.8**	45.3
Amortization	**19.3**	11.0
	64.1	59.2
EBITDA	**145.3**	146.2
per share	**0.49**	0.49
EBITDA		
adjusted for option expense	**154.4**	139.1
per share	**0.52**	0.47

As shown in the following chart, free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $81.2 million, down from $86.1 million in the prior fiscal year. There are two main contributors to the decrease in free cash flow. The first was the decrease in operating cash flow resulting from a higher level of current taxes ($20.3 million compared to $9.2 million in the prior year) and the $10.0 million decrease in net income for the period due to option-related expenses. The second was the $4.8 million increase in sales commissions paid during the quarter ($43.5 million versus $38.7 million in the prior year) as a result of higher sales of CI's funds.

CASH FLOW CALCULATION

FOR THE THREE MONTHS
ENDED FEBRUARY 28

(millions of dollars)	**2005**	2004
Cash flow from operations	**125.4**	126.3
Less:		
Minority interest	**0.7**	1.5
Sales commissions	**43.5**	38.7
	44.2	40.2
Free Cash Flow	**81.2**	86.1

Free cash flow exceeded the $73.8 million CI paid in dividends during the quarter, however, the December 2004 dividend was a quarterly dividend of $0.15 per share and the new monthly dividend of $0.05 per share commenced in January 2005. Free cash flow significantly exceeded the total $44.1 million in monthly dividends ($0.05 per share per month) paid on January 15, February 15 and March 15, 2005.

CI's operating margin (management fees less trailer fees, portfolio management expenses and net SG&A expenses as a percentage of average retail managed assets, but excluding the effect of the option expense on its asset management business) is a measure of the contribution from CI's existing assets under management. However, because it excludes revenue and expense items such as redemption fees, amortization of deferred sales commissions, amortization of fund contracts and distribution fees to limited partnerships, it should not be used as a proxy for calculating profit. It is useful for understanding the relative contribution and costs related to CI's assets under management for the quarter ended February 28, 2005. CI's operating margin was 1.12% for the quarter, down from 1.14% in the prior year. The decrease from the prior year was attributable to lower management fees, which decreased from 1.95% to 1.91%, and higher trailer fees, which rose from 0.53% to 0.55%, offset in part by lower net SG&A expenses, which fell from 0.12% to 0.09%; and lower portfolio management expenses, which declined from 0.16% to 0.15%.

Segmented Reporting

CI has two reportable segments: Asset Management and Asset Administration, which are described in Note 3 to the third quarter financial statements.

The Asset Management segment had total revenues of $247.7 million, comprised mainly of management fees of $221.9 million, up from total revenues of $227.3 million and management fees of $205.8 million in the prior year. Expenses related to the Asset Management segment totalled $123.2 million, which included net selling, general and administrative expenses of $19.6 million, portfolio management expenses of $17.0 million, trailer fees of $67.4 million ($63.9 million net of intersegment eliminations), amortization of deferred sales commissions and fund contracts of $14.8 million, and other expenses of $4.3 million. As a result, income before taxes and non-segmented items was $124.5 million in the Asset Management business.

The Asset Administration segment had total revenues of $59.8 million, of which $57.6 million were administration fees ($28.9 million net of intersegment

SEGMENTED HIGHLIGHTS

FOR THE THREE MONTHS ENDED FEBRUARY 28

(millions of dollars)	Asset Management 2005	Asset Management 2004	Asset Administration 2005	Asset Administration 2004
Management fees	**221.9**	205.8	**–**	–
Administration fees	**–**	–	**57.6**	48.8
Other revenue	**25.8**	21.5	**2.2**	1.3
Total revenue	**247.7**	227.3	**59.8**	50.1
Net selling, general and administrative	**19.7**	5.6	**11.3**	9.1
Portfolio management	**17.0**	16.4	**–**	–
Investment dealer fees	**–**	–	**43.9**	36.7
Trailer fees	**67.4**	59.2	**–**	–
Amortization of deferred sales commissions and fund contracts	**14.8**	7.9	**0.4**	0.3
Other expenses	**4.3**	4.3	**–**	0.1
Total expenses	**123.2**	93.4	**55.6**	46.2
Income before income taxes and non-segmented items (interest and minority interest)	**124.5**	133.9	**4.2**	3.9

eliminations). In the prior year, total revenues were $50.1 million, including administration fees of $48.8 million ($26.5 million net of intersegment eliminations). Total expenses were $55.6 million, which includes net selling, general and administrative expenses of $11.3 million, investment dealer fees of $43.9 million ($20.9 million net of intersegment eliminations), and amortization of deferred sales commissions and fund contracts of $0.4 million. Income before taxes and non-segmented items was $4.2 million for the Asset Administration business, consisting mainly of $3.2 million at the Assante and IQON dealerships. Total assets under administration (including assets invested in CI and Assante funds as well as BGAM institutional assets), at February 28, 2005 were $29.0 billion, versus $20.4 billion at the end of the third quarter of fiscal 2004.

Intersegment eliminations reduce income before income taxes and non-segmented items by $1.9 million, ($1.0 million in the quarter last year).

■ FINANCIAL POSITION

In the third quarter of fiscal 2005, CI financed $43.5 million in sales commissions with cash, up from $38.7 million in the prior year. The increase reflects a higher level of sales on a deferred load basis.

In the third quarter of fiscal 2005, CI repurchased 2,734,100 shares at a total cost of $47.1 million or $17.24 per share. No share repurchases were made in the first two quarters of fiscal 2005.

CI sold $45.4 million in marketable securities during the quarter for a gain of $7.4 million. At February 28, 2005, marketable securities, which consisted of seed capital investments and other portfolio investments, had a book value of $53.5 million and had an unrealized gain of $5.7 million. As these investments may increase or decrease in value, CI's future net income could be affected. A 10% increase or decrease in the market value of these securities relative to their current book value of $53.5 million would affect income before tax by approximately $5.4 million, which equates to an increase or decrease of approximately 4% of income before tax, based on the quarter ended February 28, 2005.

CI spent $1.2 million on capital assets in the quarter ended February 28, 2005, primarily on computer hardware and software related to the CI fund administration operations and Assante dealership business.

CI paid total dividends to holders of common shares during the quarter of $73.8 million. Dividends included the last quarterly dividend of $0.15 per share paid on December 15, 2004 and the new monthly dividend of $0.05 per share, which commenced in January 2005 and was paid in January and February 2005. These payments were made out of cash provided by operating activities of $81.1 million for the quarter.

At February 28, 2005, CI's total debt was $307.2 million, of which $12.8 million is classified as current. The debt is part of CI's $500 million revolving bank loan facility, which is renewed annually, most recently in December 2004. At February 28, 2005, there was $192.8 million in available unused borrowing capacity. Total debt, net of cash and marketable securities, was $213.8 million at February 28, 2005, compared with $191.3 million at May 31, 2004.

At February 28, 2005, CI's mutual fund assets had a terminal redemption value of $798 million, down from $817 million at May 31, 2004. The decline is a result of an increase in the average age of deferred load funds under management.

The increase in fund administration contracts ($35.8 million versus $31.9 million at year-end) and increase in goodwill ($951.0 million versus $919.2 million at year-end) are related to the acquisitions of IQON and Synera as described in Note 2 to the third quarter financial statements.

Nine months ended February 28, 2005

Revenues

CI's total revenues for the nine months ended February 28, 2005, were $801.2 million, compared with $580.7 million in the prior year - an increase of 38%. The increase resulted from the higher level of fee-earning assets produced by market appreciation and net sales, the acquisitions of Synergy, Skylon and Assante in the year ended May 31, 2004, and the acquisition of IQON at the beginning of the current fiscal year. The most



significant component of revenues for the nine months was management fees, which increased by 32% from $493.7 million in the quarter ended February 29, 2004, to $649.7 million in the third quarter of fiscal 2005.

Administration fees are fees earned predominantly on assets under administration in the Assante and IQON businesses net of fees earned on Assante proprietary funds and CI funds (which are eliminated on consolidation), as well as fees earned from certain labour-sponsored funds and the administration of third-party assets. Administration fees rose from $32.6 million in the prior year to $83.6 million and were primarily attributable to revenues earned by the Assante and IQON dealerships. Administration fee revenue from the dealer business should be considered in conjunction with net investment dealer fee expenses of $59.7 million, which represent payments to Assante and IQON investment advisors on assets under administration under a specified formula or payout and which are described below under "Expenses." Details of revenues and expenses related to the Asset Administration segment before intersegment eliminations for the nine months ended February 28, 2005 are on page 18 under "Segmented Reporting".

Redemption fees for the nine months increased from $31.4 million in fiscal 2004 to $35.4 million in fiscal 2005, due to the addition of the Synergy and Assante funds and their related redemption fees.

There was a realized gain on the sale of marketable securities of $6.7 million during the period, compared with a realized gain of $0.4 million in the prior year.

Other income was $25.8 million for the nine months ended February 28, 2005, up 14% from the prior year. The increase was primarily from non-administrative fee income earned by Assante of $9.4 million ($3.8 million in the prior year). As well, income from BGAM was $13.0 million, down from $13.9 million in the prior year reflecting lower institutional assets. Other income also includes performance fees of $0.1 million ($2.8 million for the nine months ended February 29, 2004) that were earned during the period.

Expenses

Total selling, general and administrative ("SG&A") expenses rose 58% from $133.1 million to $210.8 million, reflecting the significant growth in the overall business, including the asset administration business, as well as the $53 million compensation payment to unitholders in certain funds that was set up in the quarter ended November 30, 2004.

Expenses incurred in the operation of the retail managed funds - which include the CI and Assante funds and which are recovered from the funds generally as incurred - rose from $79.0 million to $83.4 million. The increase in the cost of fund operations reflected the additional cost of the Synergy, Skylon and Assante assets acquired in fiscal 2004. Due to the achievement of cost synergies on the acquired assets, combined with the benefits of economies of scale created by the market appreciation of the CI funds, the 6% cost increase was significantly below the 29% increase in average retail managed assets for the same period. This resulted in fund operating expenses as a percentage of managed retail assets declining 18% to



24.7 basis points for the nine months ended February 28, 2005, from 30.2 basis points in the nine months ended February 29, 2004.

SG&A expenses, net of expenses recovered from the funds, rose from $54.1 million in fiscal 2004 to $127.4 million in fiscal 2005.

Net SG&A expenses attributable to the Asset Management segment were $96.5 million and $30.9 million was attributable to the Asset Administration segment. Net SG&A expenses, excluding the effect of the option expense and the cost of compensation to CI's unitholders, of the Asset Management segment as a percentage of retail managed assets were 0.10% for the period, compared with 0.09% in the prior fiscal year. Net SG&A expenses of the Asset Administration segment as a percentage of total assets under administration were 0.17% for the nine months (0.21% in the prior year).

Portfolio management expenses were $49.3 million for the nine months, up 20% from $41.1 million, but below the 29% increase in average assets. As a percentage of retail assets under management, portfolio management expenses declined from 16 basis points in the prior fiscal year to 15 basis points for the nine months ended February 28, 2005. This reduction was achieved through cost-efficiencies realized by rationalizing investment management activities, efficiencies gained from market appreciation of the managed assets, and changes to existing contracts.

Investment dealer fees are the direct costs attributable to the operation of the Assante and IQON dealerships, including commission payments to financial advisors based on the revenues generated from assets under administration net of fees paid on Assante proprietary funds and CI funds (which are eliminated on consolidation). These fees were $59.7 million for the nine months ($21.6 million for the nine months ended February 29, 2004).

Trailer fees rose from $140.4 million in fiscal 2004 to $182.0 million in fiscal 2005, an increase of 30%. This increase is comparable to the increase in average assets, reflecting the trailer fees on the Skylon, Synergy and Assante assets, as well as the market appreciation of CI's funds.

Amortization of deferred sales commissions increased from $23.0 million to $39.1 million. The increase reflects the higher sales commissions paid in the past four quarters ($145.7 million), largely due to the acquisitions in the third quarter of fiscal 2004, versus those of the four quarters ending February 29, 2004 ($106.3 million).

Interest expense decreased slightly from $6.4 million in fiscal 2004 to $6.1 million in fiscal 2005 because of lower interest rates paid on CI's outstanding debt.

Other expenses declined to $13.6 million from $14.4 million in the prior year. These include expenses related to the management of institutional assets BGAM which dropped to $6.8 million from $7.5 million in the prior year. Other expenses also include distribution fees to limited partnerships of $3.4 million, down from $4.3 million in the prior year.

Minority interest for the nine months ended February 28, 2005, was $3.2 million, down from $4.0 million in the prior year. Minority interest reflects the 34% of BGAM owned by the investment managers of that firm during the period prior to February 1, 2005.

Income before taxes was $318.5 million for the nine months ended February 28, 2005, an increase of 16% from $275.0 million in the prior year.

The income tax provision decreased from $129.4 million in fiscal 2004 to $114.6 million in the current year. The effective tax rate was 36% for the nine months ended February 28, 2005, compared with 47% in the prior fiscal year. The greater effective tax rate in fiscal 2004 was due to higher future income tax rates that arose because of announced increases to Ontario's corporate tax rate.

Net income for the period was $203.9 million ($0.69 per share), compared with net income of $145.6 million ($0.56 per share) in the prior year. This reflected an increase in the overall profitability of CI as a result of market appreciation in the funds, the realization of significant synergies subsequent to the acquisitions in the prior fiscal year and the negative impact in fiscal 2004 of higher tax provisions and higher option-related expenses, offset partly by the accrual for expenses related to unitholder compensation and the accrual for option-related expenses.

As shown in the following chart, EBITDA was $377.7 million ($1.28 per share) for the nine months, an increase of 22% from $309.0 million ($1.19 per share) in fiscal 2004.

EBITDA CALCULATION

FOR THE NINE MONTHS ENDED FEBRUARY 28

(millions of dollars)	**2005**	2004
Net Income	**203.9**	145.6
Add:		
Interest	**6.1**	6.4
Income taxes	**114.6**	129.4
Amortization	**53.1**	27.6
	173.8	163.4
EBITDA	**377.7**	309.0
per share	**1.28**	1.19

CASH FLOW CALCULATION

FOR THE NINE MONTHS ENDED FEBRUARY 28

(millions of dollars)	**2005**	2004
Cash flow from operations	**303.1**	259.6
Less:		
Minority interest	**3.2**	4.0
Sales commissions	**102.0**	82.1
	105.2	86.1
Free Cash Flow	**197.9**	173.5

As shown in the following chart, free cash flow (operating cash flow less sales commissions and minority interest) for the nine months was $197.9 million, an increase of 14% from $173.5 million in the prior fiscal year. The increase in profitability was offset partly by an increase in sales commissions paid during the period.

Segmented Reporting

CI has two reportable segments: Asset Management and Asset Administration, which are described in Note 3 to the third quarter financial statements.

The Asset Management segment had total revenues of $712.7 million ($546.6 million in the prior year), comprised mainly of management fees of $649.7 million ($493.7 million last year). The increase is due to the acquisition of Assante during the second quarter last year, while this year includes a full nine months of Assante's results. Expenses related to the Asset Management segment totalled $392.6 million, which included net selling, general and administrative expenses of $96.5 million, portfolio management expenses of $49.3 million, trailer fees of $192.5 million, amortization of deferred sales commissions and fund contracts of $41.0 million and other expenses of $13.3 million. Income before taxes and non-segmented items was $320.1 million in the Asset Management business.

SEGMENTED HIGHLIGHTS

FOR THE NINE MONTHS ENDED FEBRUARY 28

	Asset Management		Asset Administration	
(millions of dollars)	**2005**	2004	**2005**	2004
Management fees	**649.7**	493.7	**-**	–
Administration fees	**-**	–	**160.8**	58.2
Other revenue	**63.0**	52.9	**4.8**	1.6
Total revenue	**712.7**	546.6	**165.6**	59.8
Net selling, general and administrative	**96.5**	42.4	**30.9**	11.6
Portfolio management	**49.3**	41.1	**-**	–
Investment dealer fees	**-**	–	**121.5**	42.2
Trailer fees	**192.5**	143.8	**-**	–
Amortization of deferred sales commissions and fund contracts	**41.0**	23.4	**1.1**	0.3
Other expenses	**13.3**	14.2	**0.2**	0.3
Total expenses	**392.6**	264.9	**153.7**	54.4
Income before income taxes and non-segmented items (interest and minority interest)	**320.1**	281.7	**11.9**	**5.4**

The Asset Administration segment had total revenues of $165.6 million, of which $160.8 million ($83.6 million net of intersegment eliminations) were from administration fees. Total expenses were $153.7 million, which includes net selling, general and administrative expenses of $30.9 million, investment dealer fees of $121.5 million ($59.7 million net of intersegment eliminations) and amortization of deferred sales commissions and fund contracts of $1.1 million. Income before taxes and non-segmented items was $11.9 million for the Asset Administration business and $8.8 million for the Assante and IQON dealerships.

Intersegment eliminations reduce income before income taxes and non-segmented items by $4.2 million. Non-segmented items are interest expense ($6.1 million), minority interest ($3.2 million) and provision for income taxes ($114.6 million).

■ OUTLOOK

Global markets have made significant gains over the past four months, which have been reflected in CI's assets under management.

Overall performance of CI's funds continues to be very good, as shown by CI having the industry's most five-star rated funds, with 63. This leading performance contributed to strong sales, with CI generating over $1.0 billion in net sales of CI and Assante funds during the 2005 RSP season – making it the leader of the non-bank owned mutual fund companies.

In addition, CI continues to focus on reducing fund operating expenses to allow CI to continue to reduce the management expense ratios of its funds. CI believes its ability to operate its funds cost effectively in conjunction with good performance gives it a competitive advantage over higher cost competitors.

Changes announced by the federal government to eliminate foreign content limits will allow CI to further simplify its fund lineup and reduce expenses to fund unitholders.

CI reported net sales of CI and Assante funds of $598 million for March 2005. This represents an increase from $209 million in net sales in March 2004 making it CI's best sales month since March 2000 and according to IFIC, the best in sales amongst all mutual fund companies in March 2005.

The Board of Directors declared a monthly dividend of $0.05 per common share payable on each of May 13, June 15, and July 15, 2005 to shareholders of record on May 1, June 1 and July 1, 2005, respectively.

WILLIAM T. HOLLAND
President and Chief Executive Officer



CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE THREE MONTHS ENDED FEBRUARY 28 (UNAUDITED)

(thousands of dollars, except per share amounts)	**2005**	2004
REVENUE		
Management fees	**221,898**	205,807
Administration fees	**28,866**	26,460
Redemption fees	**12,221**	11,536
Gain on sale of marketable securities	**7,449**	126
Other income	**8,279**	11,119
	278,713	255,048
EXPENSES		
Selling, general and administrative *[note 5]*	**58,170**	45,283
Less: expenses recovered from funds	**27,240**	30,603
Net selling, general and administrative	**30,930**	14,680
Portfolio management	**17,026**	16,429
Investment dealer fees	**20,865**	18,826
Trailer fees	**63,860**	55,810
Amortization of deferred sales commissions and fund contracts	**14,902**	8,178
Interest	**2,009**	2,948
Other	**4,402**	4,424
	153,994	121,295
Minority interest	**722**	1,484
Income before income taxes	**123,997**	132,269
Provision for income taxes		
Current	**20,251**	9,181
Future	**22,562**	36,109
	42,813	45,290
Net income for the period	**81,184**	86,979
Deficit, beginning of period	**(165,565)**	(297,334)
Cost of shares repurchased in excess of stated value	**(31,002)**	(5,681)
Dividends declared	**(73,793)**	(29,578)
Deficit, end of period	**(189,176)**	(245,614)
Earnings per share *[note 4(c)]*	**0.28**	0.29

(see accompanying notes)

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE NINE MONTHS ENDED FEBRUARY 28 (UNAUDITED)

(thousands of dollars, except per share amounts)	2005	2004
REVENUE		
Management fees	**649,670**	493,655
Administration fees	**83,595**	32,566
Redemption fees	**35,430**	31,428
Gain on sale of marketable securities	**6,656**	385
Other income	**25,828**	22,696
	801,179	580,730
EXPENSES		
Selling, general and administrative *[note 5]*	**210,767**	133,081
Less: expenses recovered from funds	**83,360**	79,028
Net selling, general and administrative	**127,407**	54,053
Portfolio management	**49,305**	41,126
Investment dealer fees	**59,725**	21,642
Trailer fees	**181,997**	140,404
Amortization of deferred sales commissions and fund contracts	**41,392**	23,655
Interest	**6,050**	6,391
Other	**13,584**	14,440
	479,460	301,711
Minority interest	**3,188**	3,974
Income before income taxes	**318,531**	275,045
Provision for income taxes		
Current	**73,661**	59,181
Future	**40,956**	70,219
	114,617	129,400
Net income for the period	**203,914**	145,645
Deficit, beginning of period	**(207,115)**	(305,932)
Cost of shares repurchased in excess of stated value	**(31,002)**	(13,457)
Dividends declared	**(154,973)**	(71,870)
Deficit, end of period	**(189,176)**	(245,614)
Earnings per share *[note 4(c)]*	**0.69**	0.56

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED FEBRUARY 28 (UNAUDITED)

(thousands of dollars)	**2005**	2004
OPERATING ACTIVITIES		
Net income for the period	**81,184**	86,979
Add (deduct) items not involving cash		
Gain on sale of marketable securities	**(7,449)**	(126)
Amortization of deferred sales commissions and fund contracts	**14,902**	8,178
Amortization of other	**4,414**	2,820
Stock-based compensation	**9,038**	(9,100)
Minority interest	**722**	1,484
Future income taxes	**22,562**	36,109
	125,372	126,344
Net change in non-cash working capital balances related to operations	**(44,273)**	(39,728)
Cash provided by operating activities	**81,099**	86,616
INVESTING ACTIVITIES		
Additions to capital assets	**(1,246)**	(2,129)
Purchase of marketable securities	**(31,263)**	(6,615)
Proceeds on sale of marketable securities	**45,430**	9,109
Sales commissions	**(43,523)**	(38,669)
Cash used in investing activities	**(30,602)**	(38,304)
FINANCING ACTIVITIES		
Long-term debt	**79,261**	1,925
Repurchase of share capital	**(47,128)**	(9,513)
Issuance of share capital	**128**	989
Distributions to minority interest	**61**	(1,311)
Dividends paid to shareholders	**(73,792)**	(29,578)
Cash used in financing activities	**(41,470)**	(37,488)
Net increase in cash during the period	**9,027**	10,824
Cash, beginning of period	**30,871**	27,507
Cash, end of period	**39,898**	38,331
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**1,756**	2,349
Income taxes paid	**43,388**	23,558

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED FEBRUARY 28 (UNAUDITED)

(thousands of dollars)	**2005**	2004
■ OPERATING ACTIVITIES		
Net income for the period	**203,914**	145,645
Add (deduct) items not involving cash		
Gain on sale of marketable securities	**(6,656)**	(385)
Amortization of deferred sales commissions and fund contracts	**41,392**	23,655
Amortization of other	**11,710**	3,908
Stock-based compensation	**8,601**	12,632
Minority interest	**3,188**	3,974
Future income taxes	**40,956**	70,219
	303,105	259,648
Net change in non-cash working capital balances related to operations	**17,083**	(16,882)
Cash provided by operating activities	**320,188**	242,766
■ INVESTING ACTIVITIES		
Additions to capital assets	**(5,877)**	(3,303)
Purchase of marketable securities	**(83,286)**	(31,532)
Proceeds on sale of marketable securities	**65,293**	14,824
Sales commissions	**(101,990)**	(82,141)
Cash paid on acquisitions, including transaction costs, net of cash acquired *[note 2]*	**(37,259)**	(411,937)
Cash used in investing activities	**(163,119)**	(514,089)
■ FINANCING ACTIVITIES		
Long-term debt	**62,020**	137,373
Repurchase of share capital	**(47,128)**	(21,392)
Issuance of share capital	**188**	267,370
Distributions to minority interest	**(2,395)**	(3,600)
Dividends paid to shareholders	**(154,973)**	(71,870)
Cash (used in) provided by financing activities	**(142,288)**	307,881
Net increase in cash during the period	**14,781**	36,558
Cash, beginning of period	**25,117**	1,773
Cash, end of period	**39,898**	38,331

■ SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**6,160**	5,390
Income taxes paid	**81,417**	68,362

(see accompanying notes)

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(thousands of dollars)	**As at February 28, 2005**	As at May 31, 2004
ASSETS		
Current		
Cash	**39,898**	25,117
Client and trust funds on deposit	**161,234**	89,966
Marketable securities	**53,481**	28,829
Accounts receivable and prepaid expenses	**106,115**	96,438
Income taxes recoverable	**2,606**	6,881
Future income taxes *[note 5]*	**20,323**	27,865
Total current assets	**383,657**	275,096
Capital assets	**21,630**	26,085
Deferred sales commissions, net of accumulated amortization of $305,405 (May 31, 2004 - $266,265)	**316,681**	253,867
Fund contracts	**1,013,529**	1,010,682
Goodwill	**951,026**	919,203
Other assets	**7,177**	8,829
	2,693,700	2,493,762
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 5]*	**168,510**	116,068
Client and trust funds payable	**161,234**	89,966
Income taxes payable	**6,914**	11,396
Stock-based compensation	**30,426**	46,127
Deferred revenue	**4,093**	4,272
Current portion of long-term debt	**12,799**	25,538
Total current liabilities	**383,976**	293,367
Deferred lease inducements	**2,337**	2,712
Long-term debt	**294,386**	219,627
Future income taxes	**477,132**	442,765
Total liabilities	**1,157,831**	958,471
Minority interest	**-**	1,422
Shareholders' equity		
Share capital *[note 4]*	**1,725,045**	1,740,983
Deficit	**(189,176)**	(207,114)
Total shareholders' equity	**1,535,869**	1,533,869
	2,693,700	2,493,762

(see accompanying notes)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005 AND 2004 (UNAUDITED)

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2004. The unaudited interim financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

2. BUSINESS ACQUISITIONS

On June 3, 2004, CI completed its acquisition of all of the outstanding shares of IQON Financial Management Inc. and Synera Financial Services Inc., from Sun Life Assurance Company of Canada, a related party, which have networks of financial and insurance advisors. As consideration, CI paid $38.5 million in cash.

The above acquisitions were accounted for using the purchase method and the results of operations have been consolidated from the date of acquisition.

Details of the net assets acquired, at fair value, are as follows:

	($ thousands)
Cash	1,241
Trust funds on deposit	92
Accounts receivable and prepaid expenses	1,996
Capital assets	717
Marketable securities	1,053
Fund administration contracts	5,100
Other assets	335
Accounts payable and accrued liabilities	(2,175)
Trust funds payable	(92)
Future income taxes	(954)
Other liabilities	(636)
Goodwill on acquisition	31,823
	38,500

The goodwill on acquisitions is not deductible for income tax purposes and is included in the Asset Administration segment.

3. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement. CI has realigned its internal financial reporting with the result that the former segment called Other is now combined with the Asset Management segment.

The Asset Management segment includes the operating results and net assets of CI Mutual Funds Inc. and Assante Asset Management Ltd., which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Advisory Services Ltd. and most of its subsidiaries including Assante Capital Management Ltd., Assante Financial Management Ltd. and IQON Financial Management Inc. These companies derive their revenues principally from commissions and fees earned on the sale of mutual and segregated funds and other financial products and ongoing service to clients.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005 AND 2004 (UNAUDITED)

($ thousands)

For the three months ended February 28	Asset Management 2005	Asset Management 2004	Asset Administration 2005	Asset Administration 2004	Intersegment Eliminations 2005	Intersegment Eliminations 2004	Total 2005	Total 2004
Management fees	**221,898**	205,807	**–**	–	**–**	–	**221,898**	205,807
Administration fees	**–**	–	**57,621**	48,807	**(28,755)**	(22,347)	**28,866**	26,460
Other revenue	**25,804**	21,452	**2,145**	1,329	**–**	–	**27,949**	22,781
Total revenue	**247,702**	227,259	**59,766**	50,136	**(28,755)**	(22,347)	**278,713**	255,048
Net selling, general and administrative	**19,643**	5,585	**11,287**	9,095	**–**	–	**30,930**	14,680
Portfolio management	**17,026**	16,429	**–**	–	**–**	–	**17,026**	16,429
Investment dealer fees	**–**	–	**43,869**	36,704	**(23,004)**	(17,878)	**20,865**	18,826
Trailer fees	**67,371**	59,160	**–**	–	**(3,511)**	(3,350)	**63,860**	55,810
Amortization of deferred sales commissions and fund contracts	**14,836**	7,925	**376**	325	**(309)**	(72)	**14,902**	8,178
Other expenses	**4,331**	4,310	**70**	114	**–**	–	**4,402**	4,424
Total expenses	**123,207**	93,409	**55,602**	46,238	**(26,824)**	(21,300)	**151,985**	118,347
***Income before income taxes* and non-segmented items**	**124,495**	133,850	**4,164**	3,898	**(1,931)**	(1,047)	**126,728**	136,701
Interest expense							**2,009**	2,948
Minority interest							**722**	1,484
Provision for income taxes							**42,813**	45,290
Net income							**81,184**	86,979

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005 AND 2004 (UNAUDITED)

($ thousands)

For the nine months ended February 28	Asset Management		Asset Administration		Intersegment Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Management fees	**649,670**	493,655	**–**	–	**–**	–	**649,670**	493,655
Administration fees	**–**	–	**160,765**	58,216	**(77,170)**	(25,650)	**83,595**	32,566
Other revenue	**63,077**	52,895	**4,837**	1,614	**–**	–	**67,914**	54,509
Total revenue	**712,747**	546,550	**165,602**	59,830	**(77,170)**	(25,650)	**801,179**	580,730
Net selling, general and administrative	**96,493**	42,426	**30,914**	11,627	**–**	–	**127,407**	54,053
Portfolio management	**49,305**	41,126	**–**	–	**–**	–	**49,305**	41,126
Investment dealer fees	**–**	–	**121,461**	42,162	**(61,736)**	(20,520)	**59,725**	21,642
Trailer fees	**192,498**	143,754	**–**	–	**(10,501)**	(3,350)	**181,997**	140,404
Amortization of deferred sales commissions and fund contracts	**40,981**	23,402	**1,128**	325	**(717)**	(72)	**41,392**	23,655
Other expenses	**13,371**	14,186	**213**	254	**–**	–	**13,584**	14,440
Total expenses	**392,648**	264,894	**153,716**	54,368	**(72,954)**	(23,942)	**473,410**	295,320
Income before income taxes and non-segmented items	**320,099**	281,656	**11,886**	5,462	**(4,216)**	(1,708)	**327,769**	285,410
Interest expense							**6,050**	6,391
Minority interest							**3,188**	3,974
Provision for income taxes							**114,617**	129,400
Net income							**203,914**	145,645
Identifiable assets	**1,496,820**	1,352,572	**223,610**	240,577	**(7,706)**	(1,903)	**1,712,724**	1,591,246
Goodwill	**815,303**	818,997	**135,723**	102,088	**–**	–	**951,026**	921,085
Total assets	**2,312,123**	2,177,591	**359,333**	342,665	**(7,706)**	(1,903)	**2,663,750**	2,518,353

4. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares (thousands)	Amount ($ thousands)
May 31, 2004	295,199	1,740,983
Share issuance	2	30
August 31, 2004	295,201	1,741,013
Share issuance	2	30
November 30, 2004	295,203	1,741,043
Share issuance	7	128
Share repurchase	(2,734)	(16,126)
February 28, 2005	292,476	1,725,045

b) a summary of the changes to CI's incentive stock option plan is as follows:

	Number of Options (thousands)	Weighted average exercise price ($)
May 31, 2004	9,686	10.81
Options granted	15	15.86
Options exercised	(329)	5.64
Options cancelled	(30)	15.01
August 31, 2004	9,342	10.98
Options granted	15	15.67
Options exercised	(12)	5.55
Options cancelled	(27)	13.56
November 30, 2004	9,318	10.99
Options exercised	(2,166)	6.60
February 28, 2005	7,152	12.32

Options outstanding and exercisable as at February 28, 2005 are as follows:

Exercise price ($)	**Number of options outstanding (thousands)**	**Weighted average remaining contractual life (years)**	**Number of options exercisable (thousands)**
4.73	228	0.6	228
4.78	23	0.1	23
10.51	1,724	3.1	516
11.00	625	1.1	345
11.27	1,115	2.1	500
12.01	1,176	2.2	745
15.59	2,231	4.1	–
15.67	15	4.4	–
15.86	15	4.6	–
4.73 to 15.86	7,152	2.9	2,357

c) The weighted average number of shares outstanding for the three month period ended February 28 were:

(thousands)	**2005**	2004
Basic and diluted	**294,581**	295,553

The weighted average number of shares outstanding for the nine month period ended February 28 were:

(thousands)	**2005**	2004
Basic and diluted	**294,997**	259,008

d) The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at March 31, 2005 were exercised:

	(thousands)
Common shares outstanding at March 31, 2005	288,928
Options to purchase common shares	7,096
	296,024

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005 AND 2004 (UNAUDITED)

5. COMMITMENTS

On December 10, 2004, CI Mutual Funds Inc. ("CIMF") reached a settlement with the Ontario Securities Commission relating to concerns raised with respect to certain trading by a small number of institutional investors in certain of CIMF's mutual funds. Under the settlement agreement, CIMF agreed to make a payment of $49.3 million, plus interest at the rate of 5% per annum from the date of settlement, to investors in its mutual funds that were affected by this trading. This payment is secured by a letter of credit. CI recorded a $33.9 million after-tax charge to income in the second quarter to reflect the settlement and related costs.

6. COMPARATIVE FIGURES

Certain figures for fiscal 2004 have been reclassified to conform with the financial presentation in the current year.

On April 6, 2005, the Board of Directors declared a cash dividend of $0.05 per share payable on each of May 13, June 15 and July 15, 2005 to shareholders of record on May 1, June 1 and July 1, 2005, respectively.

This Third Quarter Report contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.



CI FUND MANAGEMENT INC.